

16012277

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 47036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JBS LIBERTY SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2626 DALE EARNHARDT BOULEVARD
(No. and Street)

KANNAPOLIS (City) NC (State) 28083 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TRACY VANHAMME 704-295-6631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

212 WEST CENTER STREET (Address) LEXINGTON (City) NC (State) 27292 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JBS LIBERTY SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2015

OATH OR AFFIRMATION

I, TRACY M. VANHAMME, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JBS LIBERTY SECURITIES, INC„ as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JEFFREY D. JONES
Notary Public, North Carolina
Cabarrus County
My Commission Expires
December 07, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JBS LIBERTY SECURITIES, INC.
Table of Contents

Member:
American Institute of
Certified Public Accountants



Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Report on Independent Registered Public Accounting Firm

To the Stockholder of
JBS Liberty Securities, Inc.

We have audited the accompanying statement of financial condition of JBS Liberty Securities, Inc. (a North Carolina corporation) as of December 31, 2015, and the of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of JBS Liberty Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JBS Liberty Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of JBS Liberty Securities, Inc.'s financial statements. The supplementary information is the responsibility of JBS Liberty Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rives & Associates LLP

Lexington, North Carolina
February 22, 2016

4515 Falls of Neuse Road, Suite 450
Raleigh, NC 27609
Phone: 919-832-6848
Fax: 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone: 336-248-8281
Fax: 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208
Phone: 704-372-0960
Fax: 704-372-1458

JBS LIBERTY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

ASSETS	
Current assets:	
Cash and cash equivalents	$ 68,859
Receivables from broker-dealers	26,321
Contract fees receivable	10,781
Other receivables	2,424
Intercompany receivables	636
Prepaid expenses	2,025
Deferred income tax asset	5,193
	116,239
Other assets:	
Goodwill	78,750
Total assets	$ 194,989

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Current liabilites:	
Accounts payable and accrued expenses	$ 15,439
Commissions Payable	15,738
Total liabilities	31,177
STOCKHOLDER'S EQUITY	
Common Stock; 100 shares issued, authorized and outstanding, no par value	-
Contributed capital	105,000
Retained Earnings	58,812
Total stockholder's equity	163,812
Total liabilities and stockholder's equity	$ 194,989

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2015

REVENUE	
Retail commissions	$ 590,233
Service fees	176,198
Total revenue	766,431
OPERATING EXPENSES	
Employee compensation and benefits	594,106
Management fees	54,000
Regulatory fees and expenses	37,060
Rent and occupancy	51,320
Professional fees	14,883
General and administrative expenses	14,954
Insurance	9,851
Consulting expense	10,750
Education	1,404
Miscellaneous	28,304
Total operating expenses	816,632
Net income (loss) before income taxes	(50,201)
PROVISION FOR INCOME TAXES	
Current - benefit	-
Deferred	12,691
Total provision for income taxes	12,691
Net loss	$ (37,510)

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Contributed Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2014	$ 105,000	$ 96,322	$ 201,322
Dividend distribution	-	-	-
Net income (loss) for the year ended December 31, 2015	-	(37,510)	(37,510)
BALANCE AT DECEMBER 31, 2015	$ 105,000	$ 58,812	$ 163,812

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$	(37,510)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in operating assets and liabilities:		
Increase in receivables from broker-dealers		13,939
Increase in contract fees receivable		26,493
Decrease in refundable income tax payments		24,254
Increase in other receivables		(1,725)
Increase in prepaid expenses		1,767
Increase in intercompany receivables		3,270
Increase in accounts payable and accrued expenses		(9,296)
Increase in commissions payable		(5,463)
Decrease in deferred tax asset/liability		(12,691)
Net cash used for operating activities		3,038
Decrease in cash		3,038
CASH, BEGINNING OF YEAR		65,821
CASH, END OF YEAR	$	68,859

SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

JBS Liberty Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Kannapolis, North Carolina, that is a wholly owned subsidiary of Synergy Holding Group, Inc.

The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle market businesses. The Company maintains no cash or securities for its customers nor does it carry or clear transactions for its customers. The Company clears all of its customer transactions through other broker dealers on a fully disclosed basis.

Basis of Presentation

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Receivables from Broker-Dealers

Receivables from broker-dealers are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

On an annual basis and at interim periods when circumstances require, the Company tests the recoverability of its goodwill. The goodwill testing utilizes a two-step impairment analysis, whereby the Company compares the carrying value of each identified reporting unit to its fair value. If the carrying value is greater than its value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Company recognizes an impairment charge for the amount by which the carrying amount of goodwill exceeds its fair value. No impairment charge was necessary for 2015.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Income Taxes

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if there is uncertainty regarding their realization.

Unrecognized Tax Benefit

The Company accounts for income taxes, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes related primarily to temporary differences in depreciation calculated for book and tax purposes, allowance for doubtful accounts, and contingent liabilities. The deferred tax liability represents the future tax benefit of those differences.

The Company records net deferred tax liabilities to the extent the assets will more likely than not be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its stockholder will not be subject to additional tax, penalties, and interest as a result of such challenge. The income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. No valuation allowance was established as of December 31, 2015, as full realization of the future deductions is anticipated.

The components of the provision for income taxes expense (benefit) for the years ended December 31, 2015 are as follows:

	2015
Current:	
Federal	$ 0
State	0
	0
Deferred:	
Federal	(265)
State	5,458
	5,193
	$ 5,193

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2015
Deferred income tax asset (liability):	
State tax loss carryforward	$ 5,458
Federal Income Tax Loss	8,296
Goodwill amortization	(8,561)
Deferred income tax asset	$ 5,193

NOTE 2 – INCOME TAXES (Continued)

Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows, or financial position.

As of December 31, 2015, the Company had federal and state net operating loss carryforwards (NOLC) of $55,312 and $136,462, respectively, which can be deducted against future taxable income. These tax carryforward amounts expire as follows:

Year Ending December 31,	Federal NOLC
2035	$ 55,312

Year Ending December 31,	State NOLC
2028	$ 18,541
2029	62,189
2030	55,312
	$ 136,462

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company reimburses a related party for management fees and a portion of its operating expenses. During the year ended December 31, 2015, the Company paid $54,000 for management fees and $51,320 for other operating expenses.

The Company allocates certain expenses between itself and its affiliates. During 2015, the Company reevaluated its allocation for rent and payroll expenses. These amounts are allocated between companies based upon the level of activity at each company. As a result, the Company decreased the percentage of expense allocated to the Company in order to better match expenses with the revenue stream.

At December 31, 2015, there was $636 due from related parties.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK (Continued)

The Company is subject to concentrations of credit risk primarily in its contract fees receivable. Contract fees receivable amounted to $10,781 at December 31, 2015 and are included in other assets. As of December 31, 2015, one customer accounted for one hundred percent of total contract fees receivable.

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2015 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2015, the Company had no uninsured cash balances.

NOTE 5 – CONTINGENCIES AND COMMITMENTS

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management is unaware of any such trades and believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $64,003, which exceeded the minimum net capital requirements by $59,003. The Company's ratio of aggregate indebtedness to net capital was .52 to 1 at December 31, 2015.

NOTE 7 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2016, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5(G)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2015

JBS LIBERTY SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

Net Capital	
Total stockholder's equity	$ 163,812
Deductions and/or charges:	
Nonallowable assets:	
Goodwill	(78,750)
Other assets	(15,866)
Deferred tax asset	(5,193)
Net capital	$ 64,003
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 15,439
Commissions payable	15,738
Other unrecorded amounts	2,000
Aggregate indebtedness	$ 33,177
Computation of Basic Net Capital Requirements	
6-2/3% of aggregate indebtedness	$ 2,212
Minimum Net Capital Requirement	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 59,003
Ratio: Aggregate Indebtedness to net Capital	51.84%
Excess Net Capital at 1000%	$ 58,003

JBS LIBERTY SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EXEMPTION REPORT

For the Year Ended December 31, 2015

Member:
American Institute of
Certified Public Accountants



Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholder of
JBS Liberty Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JBS Liberty Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JBS Liberty Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) JBS Liberty Securities, Inc. stated that JBS Liberty Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. JBS Liberty Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JBS Liberty Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rives & Associates LLP

Lexington, North Carolina
February 22, 2016

4515 Falls of Neuse Road, Suite 450
Raleigh, NC 27609
Phone: 919-832-6848
Fax: 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone: 336-248-8281
Fax: 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208
Phone: 704-372-0960
Fax: 704-372-1458

JBS LIBERTY SECURITIES, INC.
EXEMPTION REPORT
December 31, 2015

EXEMPTIONS CLAIMED

JBS Liberty Securities, Inc. (the Company) only claims one exemption.

The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i). There are 3 types of exemptions to 15c3-3: (k)(1), (k)(2)(i), and (k)(2)(ii). The Company is unable to avail itself to (k)(2)(ii) applies to introducing broker/dealers who have a clearing relationship and do not hold customer funds or securities.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The Company requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The Company carries no margin accounts.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 26 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JBS LIBERTY SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2626 DALE EARNHARDT BOULEVARD
(No. and Street)

KANNAPOLIS (City) NC (State) 28083 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TRACY VANHAMME 704-295-6631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

212 WEST CENTER STREET (Address) LEXINGTON (City) NC (State) 27292 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.